Consolidated Edison, Inc.

4 Irving Place

New York, NY 10003

October 17, 2007

CORRESPONDENCE

By EDGAR and Airborne Express

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3010

Attention: Mr. Jim Allegretto

Re:	Consolidated Edison, Inc.
Form 10-K for the year ended December 31, 2006
Filed February 21, 2007
File No. 1-14514

Mr. Allegretto:

We have received a letter from the Commission’s Division of Corporation Finance containing a comment to the above-referenced filing. Consolidated Edison, Inc. will respond to the comment by October 24, 2007.

Sincerely,

/s/ Edward J. Rasmussen
Edward J. Rasmussen
Vice President and Controller